PT. II

PRELIMINARY oFFERING CIRCULAR
(in accordance with REGULATION FORM 1-A)
Cover Page


WEB DEBT SOLUTIONS, LLC
WEBDS

4812 CRUSE RD
HOUSTON, TX, 77016
WWW.WEBDEBTSOLUTIONS.COM
06/15/2016

Item 1:
(a) WebDS is the established name and logo
(b) used by for New York Stock Exchange and
NASDAQ for Web Debt Solutions, LLC.  A company
 which is seeking to offer equity to
shareholders and the public as an Initial Public
 Offering at a rate of $49.00/share.  	(h)
Risk factors section is listed as follows:
Table of Contents

(i)The approximate day of commencement of proposed sale to the public is July
20th, 2016.
 	(j)The bona fide estimate of the range
of the maximum offering price is $59,
although the set price is $49 for securities being offered. The maximum number of securities being offered is approximately 408,163.
Also there will be no "best efforts"
offering conducted during this offering.

TABLE OF CONTENTS


1.	Cover Page   	 	Part II
Item 1 	 	 	 	First Page

2.	Table of Contents 	 	Part II
	Item 2 	 	 	 	Second Page

3.	Summary and Risk Factors

	Part II 	 	Item 3
	 	Third Page


4.	Dilution 	 	 	Part II
Item 4 	 	 	 	Fourth Page

5.	Plan of Distribution and Selling Security
 Holders

 	 	 	 	Part II   	Item 5
	 	 	 	Fifth Page

6.	Use of Proceeds to Issuer 	Part II   	Item 6
	Sixth Page

7.	Description of Business Part II 	 	Item 7
	 	Seventh Page

8.	Description of Property Part II 	 	Item 8
	 	Eighth Page

9.	Management's Discussion and Analysis of
 Financial Condition and Results of Operations
 	 	 	 	Part II   	Item 9

10. Directors, Executive Officers and
Significant Employees

Ninth Page
 	 	 	 	Part II   	Item 10

11. Compensation of Directors and Executive
Officers

Tenth Page
 	 	 	 	Part II
Item 11


12. Security Ownership of Management and
Certain Security holders

Eleventh Page
 	 	 	 	Part II   	Item 12

13. Interest of Management and Others in
Certain Transactions

Twelfth Page
 	 	 	 	Part II 	 	Item 13


Thirteenth Page
14 Securities Being Offered 	Part II   	Item 14


Fourteen Page
15. Part F/S 	 	 	Part II
Item 15 Subsection: (a)

General Rules


16. Financial Statements for Tier 1 Offerings

Fifteen Page
 	 	 	 	Part II
Item 15: Subsection: (b)


Sixteenth Page
17. Index to Exhibits 	 	Part III 	Item 1


Seventeen Page
18. Description of Exhibits 	Part III 	Item 17


Eighteenth Page








Summary and Risk Factors

(a)

The Primary Goal in offering the Initial
Public Offerings under Tier 1 Offerings is to raise working capital to expand and grow business to lead the industry. Being that this is the first Tier 1 being offered as an IPO for Web
Debt Solutions, LLC, the time frame
would be one year in getting the funds raised for Company. The industry as a whole has a net worth of close to $100,000,000,000. There are hundreds of debt collection agencies in the field but only 3% make up 90% of the net worth, which puts the other 97% at a "high risk" of not being able keep longevity. This is a major reason why Web Debt Solutions, LLC has staying power, the owner alone has 15 years of qualified experience with dozens of companies around the world. All of the executive officers have at least 10 years of experience in making and have made multimillion dollar deals, sales, and revenues happen.
(b)
The industry of Debt Collections is considered
"high risk" but Web Debt Solutions, LLC
has been able to overcome all obstacles and stand as the startup company from 2014 to 2016 to generate revenues. Also if the IPO does not take off right away and generate the
funds needed for the Tier 1 Offering. Though this
 is a risk factor, Web Debt Solutions,
LLC has hundreds of clients worldwide that even having 408,163 shares available for purchase would not be enough.
ITEM 4

 	 	 	 	 	DILUTION

There is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated persons for shares acquired by them in a transaction during the past year or that they have a right to acquire will be put in a rational form. The pricing for the public to acquire shares would be $49 to $59 and for
affiliates of the company $29 to $35 per share, and
 these prices vary depending on the
number of shares being purchased. This pricing is
 based on the full 408,163 shares being
offered and sold under this offering. The price and amount of the price within the groups of purchasers are subject to change if a filing for a different tier takes place. There will be Preemptive Rights Protection to help protect those who purchase and have ownership with the company. The preemptive rights protection will be in place- Preemptive rights-are for shareholders: it will protect them from dilution and give rights to dividend and voting power. This will take effect once company goes public.


Item 5
 	 	PLAN OF DISTRIBUTION AND SELLING
SECURITYHOLDERS
(g)
The company will have a total of 408,163 shares available for distribution during the IPO phase of the Tier 1 Offering. Affiliates of the company will be able to purchase shares at a discounted rate of 40% to 50% off. The public will be able to purchase between $49 to
$59 depending on the amount purchased. Being the public can hold up to 6% equity in the company and affiliates 4%, this will help limit the stabilize the market for any of the securities to be offered. There are no such arrangements for the return of funds to subscribers if all of the securities to be offered are not sold.

Item 6
Use of proceeds to issuer

The principal purpose for which the net
proceeds to the issuer from the securities to be
offered are intended to be used for:
	approximate amount
1. Expansion and to open new offices worldwide
2.  	 	$5,000,000 to $8,000,000
3. New Start Ups/Subsidiaries
4. 	$2,000,000 to $3,000,000
3.	Advertising and Marketing
 	$1,500,000
5. To better trade on a larger scale
6. 	 	$2,000,000
5.	% to be distributed to Company owner and
affiliates  	$2,000,000
And the remaining will be put in a interest bearing
 account an equity account for Web
Debt Solutions, LLC.

Item 7
Description of business
      The term 'Collection Agency' is defined as a business that pursues payments of debts owed by individuals or businesses. Most collection agencies operate as agents of creditors and collect debts for a fee or percentage of the total amount owed. There are
many types of collection agencies. First-party agencies are often subsidiaries of the original company the debt is owed to. Third-party agencies are separate companies
contracted by a company to collect debts on their
 behalf for a fee. Debt buyers purchase
the debt at a percentage of its value, then attempt
 to collect it. Each country has its own
rules and regulations regarding them. Web Debt
 Solutions, LLC will operate primarily as a third party agency, but will also act as a first party agency for clients who do not perform in-house collections but have not charged off debts of a customer or business.
Debt buying will also be performed in the event client is offering portfolios for sale for a percentage or fee to relieve them from the duty of being a beneficiary of the debtors
account or invoice. Due to industry market every changing in accordance to economic development, the company will be safe to generate revenue and sales despite a recession
or a surplus economic state. In collections, it
 is a necessary for all clients, vendors, and customers due to world of "Credit." Credit is the trust which allows one party to provide money or resources to another party where that second party does not reimburse the first party immediately (thereby generating a debt), but instead arranges either to repay or
return those resources (or other materials of equal value) at a later date. The resources provided may be financial (e.g. granting a loan), or they may consist of goods or services
(e.g. consumer credit). Credit encompasses any
 form of deferred payment. Credit is
extended by a creditor, also known as a lender, to a debtor, also known as a borrower.
Capability of the Firm:
The proposed approach in getting this done would
 be: Negotiating the contract terms with
client, fees between vendor and client will be due 10 days upon an agreed and signed contract. Once the transmission of accounts/ invoices are sent, then the accounts/invoices will then be sent to the IT and COO and "scrub" the accounts for new contact information. Being that these are student loan accounts and Perkins cohort accounts these will be the basic operations would be for the company's sales team or the CEO to establish contact with a potential client.
 Upon establishing a business relationship and interest of all agreeable parties, a NDA or
 Non-Disclosure Agreement (better known as a confidentiality agreement) is signed by all interested parties. This creates a confidential relationship between the parties to protect any type of confidential and proprietary information or trade secrets. As such, an NDA protects nonpublic business information.
The collections attorney will oversee this
 entire process until the receipt of accounts from person(s) or businesses to the company for collections on debts. Once terms of a contract is established, potential client may or may not request an onsite visit to ensure securities and other precautionary measures are met upon placements of accounts. If this is required, a meeting with the executive officers, IT's, managers, and attorneys will take place with potential client to get all interested parties better acclimated in order to proceed with agreed terms of contract.
 Terms of contract will vary depending on client, needs, time, date, number of placements, and other variables that will customize the contract with all interested parties with the company. The collection attorney will oversee this process, draft, and approve contracts with clients, their attorney (if applicable), and executive officers of Web Debt Solutions, LLC.
Upon signatures of all interested parties, transmissions of funds for the fee company will charge (if applicable) must be received
before the recovery process can start. If in the
 event the agreement is for debt purchase, the amount that was agreed and approved by all interested parties will be transmitted to person(s) or business that is relinquishing debts for purchase. If the contract is for
contingency work, the accounts will be transmitted in an approved manner that will be compatible with agreed parties technical support and software. Information(s) will be loaded unto company's database whether contingent or purchased inventory. This will be
done by IT's, then a "scrub" will be performed to
 update debtor(s) information to ensure
proper methods of reaching parties are performed at a high rate of contact. Then upon approval of executive management, the inventory is sent letters according to the laws of each debtor(s) state for validation of debt and disputes.
 Once completed, in accordance
with federal, state, and local laws and regulations, the company will send letters to have customers and consumers validate the debt with 30 days to do so. After 2 days after the letter has gone out, the inventory is then distributed to collectors according to knowledge, skill, and type of products.
Work plan: Highly trained and acknowledgeable staff
 have worked with secured and
unsecured loans these along with overdraft bank accounts with major banks and credit union such as Navy Credit Union, Wells Fargo, and Bank of America. Also understanding that procedures between credit unions and banks vary and have specialized
collectors in only one field or the other working credit unions or banks.
	The main operations: The company's primary

 duty as a collection agency is to recover and collect delinquencies from debtors and businesses that would be deemed noncollectable by client, vendor, or any person(s) or businesses that extends any form of credit, and to purchase any debts by person(s)
 or business that offers accounts for sale to relieve original creditor duties of recovering debts.

Item 8
	 	Description of Property


The first official office was opened in
March 13, 2015 in
444 W Lake St SUITE #305
CHICAGO, IL, 60606.
A sophisticated exterior and interior design
 will complement the extraordinary views of the Chicago River, Wacker Drive and the
 Chicago Central Business District. The project includes 1.5 acre landscaped plaza, park & and river walk along the Chicago River.
Convenient access to public transportation with access to two METRA Train Stations, multiple bus routes and CTA elevated lines.
 Amenities include a caf, 24-hour lobby
security desk, conference center, fitness center, and a 24-hour ATM. Underground
Parking available on three levels with 24/7
 access for 160 cars. Registered with U.S.
Green Building Council and is pre-certified LEED-CS Gold.
With close to 25,000 sq feet of space this
 allows for a full call center space that holds over 200 employees. For now about 10,000 sq feet of the space has been utilized, thus the reason for the Tier 1 Offering so that the office and business can expand and bring in more clients, employees, and customers.

Item 9

Management's discussion and analysis of financial condition and results of operations

(a)

Being that Web Debt Solutions, LLC started in 2014 with the owner already 15 years in the industry, the company started off in a gross profit from the 1st and 2nd month.
Originally starting up doing debt purchasing and 3rd party collections for some of the major and minor clients such as: Regions Bank,
 Yonkers Teachers Federal Credit Union,
and Centura Urgent Care. Working in an
industry that has a mixture of many forms of issuance of credit, collecting debt on delinquencies can prove to be a task depending on the type of client, age, amount, and other specific factors. With this, it changes the sales that come in, revenues produced, and of course affects the operations of the company from year to year. To get a better understanding of the company from an investors point of view: The operations of the company, Web Debt Solutions, LLC is one to be quite diverse and detailed to explain the full operations from start to finish from each department in making up the whole of the collection agency. The collection attorney, which a necessity to act as a legal representation to ensure that the company is protected in a legal manner, ensuring that company is safe free from all forms of litigation and fines from the interstate commerce, clients, vendors, and customers. In the event a mishap takes place, the attorney will represent the company in taking action to keep
fines, costs, losses, disputes, or damages against the company to minimum. Due to regulatory laws ever changing, the company's collection attorney will safeguard and continually update company is regards to these changes, and interacting with compliance manager ensuring every employee of the company is tested and certified that they are knowledgeable and adhere to the changes of rules, laws, and regulations.


 	Per the Annual income statement from
2014 and 2015, the revenues increased from the very beginning of Web Debt Solutions. LLC.
 The revenues grossed in 2 months alone
was over $3,643,000. Being that the owner has
 15 years of experience in the industry, the move from another company to a start up with the continuance of clients and customer base made it fairly smooth to transition over.
 	Being that the company is 1st, 3rd party and also does debt purchasing and a startup, Web Debt Solutions, LLC has some liquid able assets that has a valuation will over $15,000,0000. In terms of short term lquidablitity, having equity stock with the company can and will generate more revenue and help increase the value of the company. (d) The biggest trend right now with the company is that in the last quarter, more clients tend to drop more business, making the last quarter usually the highest months of revenues generated.
The company's current financial condition is stable. The company is currently in surplus being that assets were liquidated to have a startup plus there were mutual funds already in place for Web Debt Solutions, LLC. Borrowing has been kept to a minimum for the past
2 years bringing the debt percentage to 3.8% of the current income and revenues generated for the year of 2015 and 1st quarter of 2016. The financial changes made that took a drastic change for the better was the reported earnings of 2014. This enabled Web
Debt Solutions, LLC to lock and secure 27 more
 contracts in the 1st quarter of 2015 and bring in over a net total of $9,000,000 before services were rendered to the 27 new clients. This is having been the biggest financial boom so far for Web Debt Solutions,
LLC as a startup and a financial service company.
Item 10

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT
EMPLOYEES

NAME:
POSITION:
AGE:
TERM OF
OFFICE
Approximate
hours per week for
part-tiime
emplouees

EXECUTIVE
OFFICERS:
1.STEPHANIE
IZEVBIZUA

2. ELIZABETH
ROSE





3.MARIAH
WELLINGTON


1.	DIRECTOR
OWNER/CEO/DIRECTOR


2.	CFO/ACCOUNTANT
DIRECTOR



3.COO/DIRECTOR


1. 31


2.43






3. 54


1.	4 YEARS


2.	4 YEARS






3.3 YEARS


FULL TIME (75
HOURS/WEEK)

PART
TIME/FULL
TIME (35-45
HOURS//WEEK)


PART
TIME/FULL
TIME (35-45
HOURS/WEEK)
DIRECTORS:

ALL OFFICERS


ALL OFFICERS


ALL
OFFICERS


ALL
OFFICERS



ALL OFFICERS






SIGNIFICANT
EMPLOYEE:

1.CHRIS DEAN








1.DIRECTOR/
GENERAL MANAGER
FOR SALES AND
MARKETING



1.  42



1. 3 YEARS



1.PART
TIME/FULL
TIME (30-45
HOURS/WEEK)

1. STEPHANIE IZEVBIZUA started the company
2.  in Dec. 2012 but made it an LLC in Feb
3.  10, 2014. She
is the CEO and Owner of Web Debt Solutions, LLC.
-Has worked directly with American Express,
 Bank of America, Chase, and Wells Fargo.
-Has lifted a company that only grossed $4
million a month to over $20 million a month in 5 years.
-Contracted a multimillion dollar deal with the largest oil company in Texas in 1 month.

2.	Elizabeth Rose started working for Web Debt
 Solutions in Dec of 2012. Being she is
a certified accountant, she became the company's
 CFO to oversee all financial
transactions between the company and clients.
Prepared federal and state tax returns for over 200 of Individuals, 30 of partnerships, and 25 of corporations annually
Researched inbound international tax issues
 for clients, such as NRA investment for US properties
Worked on compilation and review reports
 including compiling financial statements
Performed an operational audit of internal
 control resulting in improved controls and operating efficiencies

4. Mariah Wellington started working for Web Debt
5.  Solutions, LLC in Oct. of 2013
and quickly became the COO running the operations
of the company on a quicker and
resourceful scale. ? 	Focused leader, recognized
for delivering superior results.
Well qualified executive with over 20 years
 of experience managing high level
corporate operations.
Articulate communicator, capable of building
 lasting relationships with senior
management of clients, partners and vendors.
Visionary, with track record for finding innovative ways to grow revenue and increase margins.
Experienced in the negotiation of high level
 contracts.
Well versed in presentations, accustomed to
 addressing clients, vendors, partners,
shareholders and corporate board of directors.
Managed multi-million dollar budgets with full P&L responsibility.

4. Chris Dean started working for Web Debt
Solutions, LLC in Feb 2014 right when the
office launched. Being highly knowledgeable
in sales, marketing, and a background
knowledge of debt collections, he has proven
by driving up revenues over the last 4
quarters above expectations.
Advanced through a series of promotions,
 culminating in oversight of group copy
division and 6-member creative team.
Created concept and copy for journal ads,
 direct mail campaigns and sales
collateral for diverse clients and projects.
Selected Accomplishments:
Served as primary copywriter on
 advertising campaigns for multimillion
dollar accounts and successful product launches. o
Assumed a lead role in
pitch team meetings due to strengths in
 presentation and negotiation skills, and
helped close major accounts ($500K to $1M+
initial contracts). o 	Generated
campaign response-rates of between 6% and 8%
(up to 4 times the industry
average).
ITEM 11

COMPENSATION OF DIRECTORS AN EXECUTIVE OFFICERS
NAME
CAPACITIE
S IN WHICH
COMPENSA
ION WAS
RECEIVED (
CEO
DIRECTOR)
($)
CASH
COMPENSATI
ON
($)
OTHER
COMPENS
ATION
($)
TOTAL
COMPENSATION
($)
1.STEPHANIE
IZEVBIZUA

2.ELIZABETH
ROSE

3. MARIAH
WELLINGTO
N
1.	$9,680,000


2.	$1,694,000

3 $2,170,000
1.	$7,260,000


2.	$480,000

3.	$350,000
1.	$2,420,000


2.	$125,000

3.	$200,000
1.	$9,680,000


2.	$2,299,000

3.	$2,720,000











the average for bonus and commissions
for 2014/2015
The compensation that is listed above in
the table shows what each executive officer
made as an
average in 2014 and 2015 as a bonus and
commissions. The salaries for each officer
 are broken
down into:
1.	CEO-$400,000
2.	CFO- $250,000
3.	COO- $250,000
4.	GENERAL MANAGER/DIRECTOR $125,000
Doing this Tier 1 Offering would slightly increase bonuses across the board depending on how well the IPO's sell, though the % would only increase by 0.00250.
The account department or the CFO will
process all payrolls for all employees and members of the company using accounting software made by Intuit. This will assist in payroll, taxes, and balancing the finances of the company to make sure a budget is followed. Salaries of employees/ pay structure and all interested parties will be as follows:
For the Owner/CEO-The salary paid yearly will be minimum base pay of $250,000 year depending on the sales and revenues of the company with a yearly bonus on a sliding scale up to
10% yearly based off of profits made by
company. Commissions will be paid monthly based on profits made up to 10%. The pay for the CEO will be semi-monthly and paid accordingly per employee handbook.
A one-year evaluation will be performed on every employee that is part of the company after one full year of employment from the starting
 date of employee. At that time employee may be eligible for a pay raise, salary increase, increase in commissions or bonuses, and awarded a possible yearly bonus depending on the yearly review.

The bonuses will be paid out on separate period from commission pay. There will be 2 pay periods each month due to pay being semimonthly.

These numbers are a median but actual
numbers will be based off of production, revenues, and profits.


ITEM 12
SECURITY OWNERSHIP OF MANGEMENT AN CERTAIN
SECRURITY HOLDERS

EXECUTIVE OFFICERS and directors as a group,
initially naming each director
officer who
(1)	All beneficially owns more than 10% of any
(2)	class of the issuer's voting
securities:
(a) Stephanie Izevbizua

TITLE
OF
CLASS
NAME AND
ADDRESS
OF
BENEFICIAL
OWNER(1)
AMOUNT
AND
NATURE OF
BENEFICIAL
OWNERSHIP
AMOUNT AND
NATURE OF
BENEFICIAL
OWNERSHIP
ACQUIRABLE(2)
PERCENT
OF
CLASS (3)
CLASS A
STEPHANIE
IZEVBIZUA
4812 CRUSE ST
HOUSTON, TX
77016
$20,000,000
Tier 1
Offering
$20,000,000
Equity/Stocks

100%


Item 13

INTEREST OF MANGAGEMENT AND OTHERS IN CERTAIN
TRANSACTIONS

(a)	Some of the transactions and current proposed
(b)	 transactions during We b Debt Solutions, LLC
last two completed fiscal years which the issuer
has amounts that exceeds $50,000 would be
1.	The startup cost for the Web Debt Solutions,
2.	 LLC- $2,700,000
	(1a) STEPHANIE IZEVBIZUA- OWNER AND CEO
3.	Supplies and furniture for Web Debt Solutions
4.	, LLC- $1,500,000
3.	The Company Property-$1,500,000
4.	Filing fees and taxes- $36,687,200
(1a)
Item 14
	 	 	 	SECURITIES BEING OFFERED

(a)	Capital stock (equity) is being offered for
(b)	the Tier 1 Offering. The title of the class is
Class A Mutual Funds Share.
(i)	Dividend rights- @ the time of closeing dates prior to
distribution, shareholders must have
acquired shares of 25% of acquired stock (12.50)/
dividend  for 2 years. Meaning once public the
Dividend Rights will then be put into place.
(ii)	voting rights- corporate actions or
issuance cannot disparency reduce or restrict
the vote right
of existing shareholders given to existing shareholder.
(iii)the Liquidation rights is to have the rights
 to liquidate or sell  equities or shares not to exceed
60% of current price.
(iv)	Preemptive rights- are for shareholders: it
 will protect them from dilution and give rights to
dividend and voting power.
(v)	The Conversions Rights- which will be given
to share holders also refers to the shareholder's ability to convert the preferred shares into common shares. Conversion rights are important as they affect the calculation of other rights of shareholders. Most calculations use the number of outstanding shares "on an as-converted basis".

(vi)The redemption provisions will happen when the corporation can forcibly call the shares for cash. Call provisions include the call date, which is the first date on which the corporation can redeem the shares.

(viv) The sinking fund provision allows
shareholders repay funds that were borrowed through a bond issue.

(viii)the liability to further calls or to assessment: N/A

(ix)	any classification of the board of
Directors, and the impact of classification where cumulative voting is permitted or require.
The top priority in decision making not
necessarily applicable. Meaning this will be implemented and put into action upon Web
Debt Solutions, LLC being a public and active trading company.

(x)	restrictions on alienability of the
securities being offered: N/A

(xi)	any provision discriminating against any
existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities: N/A

(xii)	rights of Holders that may be modified
otherwise than by a vote of a majority or more of the shares outstanding, voting as a class: N/A




  PART III

INDEX OF EXHIBITS/ITEM 17


A. UNDERWRITING AGREEMENT.............
 	(none used- n/a)

Item 5
Page 4
B.	Charters and Bylaws..............

C.	Instruments defining the Rights of
Item 14
Page 16
 	Security Holders...........
Item 14
Page 16

D. Subscription Agreement
 (upon purchase of securities of this offering
 Shareholders
agree to the following:
1.	Terms and conditions of issuers Req. for
2.	 Purchase
2.	Fees/int. associate with purchase
3.	Unless buying in bulk agree to be shareholder
Without having major own share with company).....
.... Item 14    Page 16

E. Voting Trust Agreement
(The voting Trust agreement is for all shareholders
Of WEBDS that have a minimum of 1% equity Web
  Debt
Solutions, LLC or more. This agreement allows
 all  Share
Holders to:
1.	Call general meeting
2.	to create a unified block of votes
3.	Help resolve conflicts of interest
	 	 	 	 	 	 	......
..........  Item 14  	Page 16

	F. Material Contract..............
	 	 	Item 10, 14  Page 11, 16

G. Plan of Acquisition, Reorganization,
Arrangement,

Liquidation, or Succession.................
	 	Item 9

Page 11, 12
H. Escrow Agreements..........
 	Item 9

Page 9, 10
I.	Letter re change In Certifying
II.	Accountant...... Item 9

J.	Power of Attorney..... N/A

K.	Consents..........   N/A

Page 9
L. Opinion le Legality...........
	 	Item 5

Page 6
M. "Testing the Waters" materials.......
 	Item 5
Page 6

N.	Appointment of agent for service of
 process....... N/A

O.	Additional Exhibits....... 	 	N/A


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